UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 January 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TPG employees respond to disaster in Asia, 31 December 2004

TNT support for disaster relief efforts in Asia, 5 January 2005

TPG completes repurchase 20.7 million shares from the State of The Netherlands, 5 January 2005

31 December 2004

TPG employees respond to disaster in Asia

TPG acts to help tsunami victims: ‘Just one hour can make a difference’ The fundraising initiative, ‘Just one hour can make a difference’, is based on the idea of a mailman from Heerlen to ask all TPG staff in the Netherlands to donate some of their free time. For every hour of leave surrendered, TPG Post and TNT will donate the hourly wage to the aid organisations working together under Giro 555.

Today, more than 60,000 TPG employees in the Netherlands have received a letter from Peter Bakker, CEO of TPG, asking them to donate their free time for the benefit of the relief operation in Asia.

Rick Fijnaut: “I think it’s fantastic that TPG took up my idea. After seeing the horrifying reports on the disaster in Asia, I wondered what we could do to help the victims. Then I thought of the idea of donating holiday hours. If every employee donates one hour, we can raise more than half a million euros, but obviously I hope people will donate more than that. I hope other companies will follow our example – it can be organised relatively quickly and easily.”

TPG has also offered help to the World Food Programme, in which it is already involved as a corporate partner. WFP is assessing what type of aid is needed in the various locations. Our people are already helping, and transport of medicines and other supplies have been organised to several destinations. Warehouse space has been made available and, as soon as the needs have been identified, airlifts will be arranged. In addition, TPG has donated € 225,000 to WFP. The money was raised by employees who took part in Walk the World in Asia, and a sum of € 1.5 million has been earmarked in the form of expertise, warehouse space, transport and staff.

On 6 January, a cheque for the funds raised will be presented during a national television broadcast.

5 January 2005

TNT support for disaster relief efforts in Asia

Following many requests from media throughout the world, TNT herewith provides an overview of our involvement in the relief efforts following the tsunami disaster in Asia.

In the coming days, we will update this information on our websites www.tpg.com and www.tnt.com. Request for further information from the media can be directed to the Group Media Relations team in Amsterdam: + 31.20.5006224.

General overview

In the wake of the devastating tsunamis in the Indian Ocean, TNT has made its resources available to help the United Nations World Food Programme (WFP) - that TNT has a long term partnership with - and other humanitarian agencies in their emergency relief operations.

TNT has made EUR 1.5 million available for in-kind support focusing on our core activities:

Support in transporting required material to the affected areas;

Making warehousing capacity available for temporary storage of emergency equipment and food;

Making staff available to help coordinate warehousing and transportation.

Furthermore, we have donated EUR 225,000 of the funds raised by employees in the Asia Pacific region in 2004 to WFP’s response to the Asian quake.

To date we have received approximately EUR 450,000 in service/support requests from WFP and other humanitarian agencies active in the region.

Fundraising in the Netherlands

The fundraising initiative, ‘Just one hour can make a difference’, is based on the idea of a mailman from Heerlen to ask all TPG staff in the Netherlands to donate some of their free time. For every hour of leave surrendered, TPG Post and TNT will donate the hourly wage to the aid organisations. Organisers now hope to raise as much as EUR 500,000 between now and January 6. Employees respond very positively

Air Operations

In cooperation with WFP Aviation section we are forming ramp management teams, sourced from TNT persons in the region and ramp managers from other parts of the world. The ramp teams will be used to support the loading and unloading of emergency relief flights coming and going within the region.

Specific actions in countries in the region

Indonesia

•                                          In cooperation with WFP, TNT organized a first convoy of trucks from Medan to Banda Aceh on 2 January. The trucks carried rice, biscuits, diesel fuel and water. A second convoy of 17 trucks departed on 3 January carrying 245 tons of rice and 60 tons of water. These vehicles will be manned by TNT staff on a 2 week roster supported by a senior supervisor. They will be under direct control of the United Nations Joint Logistics Centre (UNJLC). Additional TNT vehicles will be sent to the area as they come available, dependant on need.

•                                          TNT has chartered two MI8 helicopters. The first helicopter is due to be operational today for assessment and material deliveries in western Sumatra with the other following later this month.

•                                          The Jakarta operations centre, which is being set-up and run with the help of TNT, is now fully operational.

•                                          As of Monday, at the request of WFP, TNT has been assisting in setting up an operational control room close to the airport in Medan.

•                                          Starting today, TNT will arrange convoys for the  UN High Commissioner for Refugees (UNHCR) to move 400 tons of equipment from Medan to Banda Aceh.

•                                          TNT is investigating the possibility of sourcing a coastal vessel to support distribution in the affected area and ease the supply line from Medan to Banda Aceh.

•                                          TNT have offered WFP office and storage space at its Medan location, close to Banda Aceh.

•                                          TNT has made warehouse space available at Jakarta Airport and is providing WFP with warehousing facilities in Medan, WFP’s staging centre in the area.

•                                          We are assisting with the clearing and handling of a UN ship arriving from Medan with a cargo of rice.

Thailand

•                                          TNT is providing line-haul transport from Bangkok to Phuket and has seconded warehouse staff to local WFP operations.

Sri Lanka

•                                          TNT has made 10 trucks available for inland distribution to affected locations in Trincomalee and Ampara.

•                                          TNT is providing support to the Airport Emergency Team at Colombo airport as well as support for the distribution of material elsewhere in the country. The Airport Emergency Team is part of an industry initiative organized through the World Economic Forum and helps offloading cargo planes full of aid, which organizations such as the Red Cross have picked up for further distribution.

India

•                                          TNT is supporting WFP and the national disaster committee to transport High Energy Biscuits from the hub in Calcutta to the crisis centre in Chennai. This is being done in cooperation with TNT daughter company Wilson Logistics. (High Energy Biscuits form a crucial part of WFP’s initial response to humanitarian crises. They provide sustenance to disaster victims until food aid lines can be established.)

•                                          In Chennai TNT is providing warehousing facilities and is supporting WFP with the transport of the biscuits to the distribution points in the four affected areas: Pondy, Cuddalore, Kanayakumari and Nagapattinam.

•                                          TNT is also providing procurement support for tarpaulins and utensil kits which are urgently needed for those who have lost their homes.

Cambodia

•                                          TNT is providing support to transport material from the WFP Emergency Reserve in Pnom Penh and has made available staff members to work out of the Asia Emergency Reserve Facility if required.

Malaysia.

•                                          TNT operations are ready to support a regional HUB in Kuala Lumpur for strategic airlifts in the area.

Dubai

•                                          In conjunction with local relief and charity organizations TNT has set up drop-off points for relief donations. Well over 50% of the UAE population is of an Indian or Sri Lankan origin.

•                                          Five TNT staff are on standby for the Airport Emergency in Colombo. Freight has been made available to move material to the region.

5 January 2005

TPG completes repurchase 20.7 million shares from the State of The Netherlands

Mail, express and logistics company TPG N.V. announces the completion of the repurchase of 20,7 million ordinary shares by TPG from the State of The Netherlands as announced 29 September 2004. Today the payment and transfer of the second and last tranche of 13.1 million shares took place according to plan for a price of EUR 19.74 per share. The purchase has been made using operational cash flows.

TPG intends to cancel the 20.7 million shares repurchased following the Annual General Meeting of Shareholders on 7 April 2005.

As a result of the sale of share to TPG as well as the private placement of 57 million ordinary shares on 29 September 2004 by the State - in total representing approximately 16 percent of the outstanding share capital - the holding of the State in TPG is now reduced to approximately 19 percent.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of EUR 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 7 January 2005